Exhibit 5.2

Consent of Independent Auditors

We consent to the reference to our firm under the heading “Experts” in the Annual Information Form dated April 1, 2019 and to the use of our report dated March 27, 2018 with respect to the consolidated financial statements of Prometic Life Sciences Inc. as at December 31, 2017 and 2016 and for the years then ended, incorporated by reference in this Registration Statement (Form F-10) for the registration of common shares, preferred shares, warrants, subscription rights, debt securities and units, having an aggregate initial offering price not to exceed CAD$250,000,000. We consent to the reference to us under the heading “Interest of Experts” in the prospectus contained in this Form F-10.

/s/ Ernst & Young LLP

Montréal, Canada

November 12, 2019